Exhibit 99.4

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The statements contained in this section may be deemed to be forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and similar expressions. These forward-looking statements are based largely on management’s expectations and are subject to a number of uncertainties. Actual results could differ materially from these forward-looking statements. Neither Safe-T Ltd. (hereinafter “Safe-T” or “the Company”) nor CyberKick Ltd. (hereinafter “CyberKick”) undertake any obligation to update publicly or revise any forward-looking statements. For a more complete discussion of the risks and uncertainties, which may affect such forward-looking statements, please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”) on March 29, 2022 (the “Annual Report”).

On July 1, 2021, the Company entered into a Share Purchase Agreement (the “SPA”) by and among Takoomi Ltd. (“Takoomi”), the shareholders of Takoomi and CyberKick, a special purpose vehicle, designated solely to facilitate the transaction, as further described herein.

Pursuant to the SPA, immediately prior to the Closing (as defined in the SPA), Takoomi agreed to transfer and assign certain assets as well as intellectual property rights (the “CyberKick Business”) to CyberKick, and accordingly, the Company agreed to purchase all of the issued and outstanding share capital of CyberKick.

On July 4, 2021, the Company completed the acquisition. Until the said date, the CyberKick Business was a part of Takoomi’s activities as described herein. The CyberKick Business provides solutions for security and privacy tools developers and consumers.

The unaudited combined condensed pro forma statement of profit or loss for the year ended December 31, 2021, combines the historical audited consolidated statement of profit or loss of the Company, including CyberKick’s operations subsequent to the acquisition date, for the year ended December 31, 2021, and the historical unaudited statement of profit or loss of the CyberKick Business for the six months ended June 30, 2021. The acquisition of CyberKick has been reflected in the Company’s historical audited consolidated statement of financial position as of December 31, 2021 and therefore, an unaudited pro forma condensed combined statement of financial position has not been presented herein.

The unaudited combined condensed pro forma statements of profit or loss for the year ended December 31, 2021, gives effect to the business combination as if it had been completed on January 1, 2021.

The final purchase price allocation for the CyberKick acquisition is included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021. The pro forma adjustments relating to the purchase price allocation for the period of January 1, 2021 through July 4, 2021 are derived from the final purchase price allocation. The unaudited pro forma combined condensed financial statements are not necessarily an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined condensed financial statements should be read in conjunction with the respective historical financial statements and the notes thereto of both the Company and the CyberKick Business, which are included in, respectively, in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed on March 29, 2022, and in the Company’s Report on Form 6-K filed on November 16, 2021.

Unaudited Pro Forma Combined Condensed Statement of Profit or Loss
For the year ended December 31, 2021
(U.S. dollars in thousands, except share and per share data)

	Safe-T	CyberKick	Adjustments	Note	Pro forma

Revenues	10,281	2,291	-		12,572
Cost of revenues	5,145	1,020	40	(1)	6,205
Gross profit	5,136	1,271	(40)		6,367

Operating expenses:
Research and development expenses	4,771	655	1	(1)	5,427
Selling and marketing expenses	8,348	979	211	(1)	9,538
General and administrative expenses	7,013	52	-		7,065
Goodwill impairment	700	-	-		700
Contingent consideration measurement	(684)	-	-		(684)
Total operating expenses	20,148	1,686	212		22,046

Operating loss	(15,012)	(415)	(252)		(15,679)

Financial expenses	(121)	(14)	-		(135)
Financial income	1,063	-	-		1,063
Financial income (expenses), net	942	(14)	-		928

Loss before taxes on income	(14,070)	(429)	(252)		(14,751)
Tax benefit (taxes on income)	945	(17)	50	(3)	978
Net loss for the period	(13,125)	(446)	(202)		(13,773)

Loss per ordinary share (in dollars):
Basic	(0.48)			(2)	(0.47)
Diluted	(0.48)			(2)	(0.47)
Weighted average number of ordinary shares outstanding used to compute (in thousands):
Basic	27,106			(2)	29,137
Diluted	27,106			(2)	29,137

See Notes to Unaudited Pro forma Combined Condensed Financial Statements

Notes to Unaudited Pro forma Combined Condensed Financial Statements

On July 1, 2021, the Company entered into a Share Purchase Agreement (the “SPA”) by and among Takoomi Ltd. (“Takoomi”), the shareholders of Takoomi and CyberKick Ltd. (“CyberKick”), a special purpose vehicle, designated solely to facilitate the transaction, as further described herein.

Pursuant to the SPA, immediately prior to the Closing (as defined in the SPA), Takoomi agreed to transfer and assign certain assets as well as intellectual property rights (the “CyberKick Business”) to CyberKick, and accordingly, the Company agreed to purchase all of the issued and outstanding share capital of CyberKick.

On July 4, 2021, the Company completed the acquisition. Until the said date, the CyberKick Business was a part of Takoomi’s activities as described herein. The CyberKick Business provides solutions for security and privacy tools developers and consumers.

The purchase price was estimated at $9,508 thousand and has been calculated and assigned to the net tangible and intangible assets acquired as follows:

U.S. in thousands
Purchase price calculation:
Cash consideration	3,700
Share consideration*	5,808
Total purchase price	9,508

*	Issuance of 4,062,045 ordinary shares based on Safe-T’s market price per share of approximately $1.43 (closing price on the Tel Aviv Stock Exchange as of July 4, 2021, translated into U.S. dollars)

The fair values of the identifiable assets and liabilities:
Property and equipment, net	2
Technologies	792
Customer relations	3,228
Deferred tax liabilities	(825)
Total identifiable net assets at fair value	3,197
Goodwill	6,311
Total purchase price	9,508

The consideration may be increased by an additional earn-out payment of up to $3 million to CyberKick founders, subject to certain revenue targets of CyberKick during the first and second year following the closing of the transaction, provided that the entitlement shall be only of the founders who are still engaged by CyberKick at such time. The Company may decide, at its sole discretion, to pay the earn-out consideration in equity, in whole or in part.

The unaudited combined condensed pro forma statement of profit or loss for the year ended December 31, 2021, gives effect to the business combination as if it had been completed on January 1, 2021. The unaudited combined condensed pro forma statement of profit or loss does not include any non-recurring charges, directly attributable to the business combination.

Adjustments to unaudited combined condensed pro forma statement of profit or loss for the year ended December 31, 2021.

(1) Amortization and depreciation of assets acquired in connection with the business combination. Intangible assets are amortized on a straight-line basis over the following number of years: Technologies – 10 years, which such amortization recorded under cost of revenues; Customer relations – 2 - 8 years, which such amortization recorded under selling and marketing expenses.

(2) The calculation of the weighted average number of shares for pro forma loss per share gives effect to the issuance of 4,062,045 Company ordinary shares in the transaction assuming these were issued on January 1, 2021.

(3) Reflects the tax effect of the pro forma adjustments, using the applicable tax rates.

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